Exhibit 99.1

Copa Holdings Announces Monthly Traffic Statistics For October 2020

PANAMA CITY, Nov. 17, 2020 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), today released preliminary passenger traffic statistics for October 2020:

Operating Data	October	October	% Change
	2020	2019	(YOY)
Copa Holdings (Consolidated)
ASM (mm) (1)	300.2	2,030.9	-85.2%
RPM (mm) (2)	209.8	1,726.1	-87.8%
Load Factor (3)	69.9%	85.0%	-15.1p.p.
1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized

After virtually no operations since March 2020 due to air travel restrictions related to the Coronavirus pandemic, the Company has now restarted regular operations and is gradually increasing its capacity (ASMs), which came in 85.2% lower year over year in October. System-wide passenger traffic (RPMs) decreased 87.8% year over year, which resulted in a 69.9% load factor, 15.1 percentage points lower than October 2019.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 80 destinations in 33 countries in North, Central and South America and the Caribbean. For more information visit www.copa.com.

CPA-G

CONTACT:	Raúl Pascual – Panamá
Director – Investor Relations
011 (507) 304-2774